Pioneer Europe Fund
                                 60 State Street
                           Boston, Massachusetts 02109



November 9, 2004

VIA EDGAR

Securities and Exchange Commission
File Desk
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention:  Dominic Minore, Esq.

Re: Delaying amendment for Pioneer Europe Fund's (the "Registrant") registration statement on Form N-14 (the "Registration
         Statement") (File No. 333-119868)



Ladies and Gentlemen:

         Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect its Registration Statement with respect to the proposed reorganization of the Registrant with and into Pioneer Europe Select Fund, which was filed with the Securities and Exchange Commission (the "Commission") on October 21, 2004.

         The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

         If you have any questions or comments, please do not hesitate to contact David C. Phelan, Esq. at (617) 526-6372 (collect)or Elaine S. Kim, Esq. at (617) 526-6685 (collect), counsel to the Registrant.

         Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 9th day of November, 2004.



Pioneer Europe Fund

/s/ Christopher J. Kelley
---------------------
By: Christopher J. Kelley
Assistant Secretary

cc:      David C. Phelan, Esq.
         Elaine S. Kim, Esq.